UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 14, 2005

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes            No    X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

“Peeyush K. Varshney”

Date: March 14, 2005

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

March 15, 2005

Item 3.

Press Release

March 15, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that the Company has signed an agreement for Australian distribution of its LED (light-emitting diode) lighting technologies.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 14th day of March 2005.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Monday, March 14, 2005

(No.2005-03-07)

CARMANAH SIGNS AUSTRALIAN AUTHORIZED DISTRIBUTOR FOR FULL LINE

OF SOLAR-POWERED LED LIGHTS AND LED ILLUMINATED SIGNS

Victoria, British Columbia, Canada - March 14, 2005 - Carmanah Technologies Inc. (TSX Venture: CMH) is pleased to announce that the Company has signed an agreement for Australian distribution of its LED (light-emitting diode) lighting technologies.  As an authorized Carmanah Distributor, Orion Solar Solutions of Worongary, Queensland, will represent all of Carmanah's solar-powered LED lights for the marine, aviation, transit and road markets in Australia.

"We are pleased to be expanding our sales and service capabilities in Australia and increasing our profile in the Asia Pacific region," states Carmanah's CEO, Art Aylesworth.  "With its modern, rapidly expanding transportation system and receptivity to new technologies, Australia has the potential to keep pace with our success in North America and Europe."

In June 2004, in the AusLink White Paper, the Australian national government committed $11.8 billion to the country’s land transport system over the next five years.  This includes upgrades to road and rail systems and links to ports and airports, as well as the implementation of new technologies to solve transport problems.

Carmanah's cost-saving and energy-saving lighting products for transport are already well-known in Australia and Southeast Asia.  Carmanah has marine lights installed at various sites throughout New Zealand, Tasmania and Australia including the famous Sydney Harbour.

The world's first solar-powered bus stops, originally developed by Carmanah for the city of London, England, were also introduced in Australia in 2002.

Australia also represents a significant market for Carmanah's line of solar LED aviation lights, now used in over 80 countries for commercial, military, general aviation and obstruction lighting applications.  In September, 2004, Carmanah's Model 601 blue solar-powered LED airfield lights achieved compliance with the standards of the International Civil Aviation Organization, opening up the large taxiway and apron edge lighting market.

Orion Solar Solutions officially introduced Carmanah's product lines to Australian customers at a special launch event at the Canadian Consulate in Sydney on March 10, 2005.  Orion will also present Carmanah's aviation lights at the Australian International Air Show at the Avalon Airport, Victoria, March 15-20, 2005.

For more information, please visit www.carmanah.com and www.orionsolar.com.

About Carmanah

Carmanah is an award-winning manufacturer of proprietary LED-based lighting and illumination products for the public transit, roadway, marine, aviation, industrial worksite, and illuminated signage markets.  The Company has more than 100,000 solar-powered LED lighting installations and 50,000 LED-illuminated sign installations in 110 countries.  The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Building 4, 203 Harbour Road, Victoria, British Columbia, Canada   V9A 3S2

Phone (250) 380-0052 Toll Free 1-877-722-8877

Fax (250) 380-0062 or 682-4768   e-mail: investors@carmanah.com